UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Geokinetics Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
372910-30-7
(CUSIP Number)
Petroleum Geo-Services ASA
Espen Sandvik
Strandveien 4
P.O. BOX 89
N-1326 Lysaker
NORWAY
Phone: (+47) 6751 5706
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	372910-30-7

1	NAMES OF REPORTING PERSONS Petroleum Geo-Services ASA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

	7	SOLE VOTING POWER

NUMBER OF		2,153,616

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,153,616

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,153,616

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%

14	TYPE OF REPORTING PERSON

CO

Item 1. Security and Issuer
This statement on Schedule 13D (“Schedule 13D”) relates to common stock, par value $0.01 per share (the “Common Stock”), of Geokinetics Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1500 CityWest Blvd., Suite 800, Houston, Texas 77042.
Item 2. Identity and Background
(a) This Schedule 13D is filed by Petroleum Geo-Services ASA, a Norwegian corporation (the “Reporting Person”).
(b) The business address of the Reporting Person is Strandveien 4, P.O.Box 89, N-1326 Lysaker, Norway.
(c) The Reporting Person’s principal business is providing a broad range of seismic and oil and gas reservoir services, including acquisition, processing, interpretation, and field evaluation.
(d) - (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.
(f) Not applicable.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of, and each person controlling, the Reporting Person, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Person’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On February 12, 2010 (the “Closing Date”), pursuant to a definitive Purchase Agreement dated December 3, 2009, as supplemented (as so supplemented, the “Purchase Agreement”), the Issuer and certain of its direct and indirect subsidiaries purchased the Reporting Person’s onshore seismic business segment and related multi-client library (the “Transaction”). The consideration for the purchase consisted of approximately $184 million in cash (subject to certain adjustments) and 2,153,616 shares of Common Stock (the “Shares”). The Shares were issued by the Issuer to the Reporting Person on the Closing Date.

Item 4. Purpose of Transaction
The Reporting Person acquired the Shares pursuant to the Transaction. The Reporting Person reserves the right to make additional purchases of shares of Common Stock, either in the open market or in private transactions, or to sell all or any portion of the shares of Common Stock held by the Reporting Person (including the Shares), depending on the Reporting Person’s business, prospects, financial condition, the market for the Common Stock, general economic conditions, stock market conditions, other future developments and other considerations and factors deemed relevant by the Reporting Person from time to time.
The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in paragraphs (a)-(j) of Item 4 of this Schedule 13D:
(a) Please refer to discussion in Item 4 above.
(b) None.
(c) None.
(d) Pursuant to the Purchase Agreement, the Issuer has agreed to use its reasonable best efforts to cause two individuals (the “PGS Director Nominees”), whose names will be provided by the Reporting Person to the Issuer a reasonable period of time after the Closing Date but no later than March 1, 2010, to be promptly appointed as members of the Issuer’s board of directors by the Issuer’s existing board of directors, subject to applicable law, provided that at least one of such PGS Director Nominees is “independent” as defined by the applicable stock exchange rules to which the Issuer is subject and by the Issuer’s policies. Each PGS Director Nominee will serve as a director for a term expiring at the Issuer’s next annual meeting of stockholders following the Closing Date and until his successor is elected and qualified. The Issuer has agreed in the Purchase Agreement to take such action, including amending its bylaws, as required to cause the number of directors constituting the Issuer’s board of directors immediately after the Closing Date to be increased as necessary to reflect the addition of the PGS Director Nominees.
(e) - (i) None.
(j) Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any action similar to any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person reserves the right, however, to change its intentions with respect to any or all of the matters referred to in this Item 4 and to pursue, enter into discussions with one or more persons regarding or make or consider one or more proposals relating to, any such matters.
The original Purchase Agreement is hereby incorporated in its entirety in this Item 4 and incorporated by reference in this Schedule 13D as Exhibit 1. A Supplemental Closing Agreement dated as of the Closing Date, which supplemented the original Purchase Agreement, is filed with this Schedule 13D as Exhibit 2.

Item 5. Interest in Securities of the Issuer
(a) (1) The Reporting Person is the beneficial owner of the Shares, which represent approximately 12.0% of the outstanding Common Stock of the Issuer (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”).
(2) None of the Listed Persons may be deemed to be the beneficial owner of any of the Shares under Rule 13d-3.
(b) The information set forth in Items 7 through 11 of the cover page of this Schedule 13D is incorporated herein by reference. None of the Listed Persons may be deemed to be the beneficial owner of any of the Shares under Rule 13d-3.
(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, the persons identified in paragraph 5(a) above have not effected any transactions in the Common Stock during the past 60 days.
(d) The Reporting Person has the right to receive distributions from, and the proceeds from any sale of, all the shares of the Common Stock reported on the cover page of this Schedule 13D and in this Item 5. No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock, including the Shares, beneficially owned by the Reporting Person.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Additional Agreements Relating to the Issuer’s Board of Directors
The Purchase Agreement provides that if, on the date that the nominating committee of the Issuer’s board of directors meets to nominate directors for election at any annual meeting of stockholders of the Issuer, the Reporting Person and its wholly owned subsidiaries own at least 10% of the then outstanding shares of Common Stock, the Issuer shall use its reasonable best efforts to cause the two PGS Director Nominees to be elected as directors of the Issuer; provided that at least one of such nominees is “independent” as defined by the rules of the NYSE AMEX (or such other securities exchange on which the Common Stock is then listed) and the Issuer’s policies. If, on the date that the nominating committee of the Issuer’s board of directors meets to nominate directors for election at any annual meeting of stockholders, the Reporting Person and its wholly owned subsidiaries own at least 5% but less than 10% of the then outstanding shares of Common Stock, the Issuer shall use its reasonable best efforts to cause one PGS Director Nominee selected by the Reporting Person to be elected as a director of the Issuer.
If at any time, a PGS Director Nominee is unable or unwilling to serve as a director, or the Reporting Person otherwise determines to replace a PGS Director Nominee, the Reporting Person may nominate another individual to serve in such individual’s place and be a PGS Director Nominee; provided that if the Reporting Person has the right to appoint two directors to the Issuer’s board of directors, at least one of the PGS Director Nominees is “independent” as defined by the rules of the NYSE AMEX and the Issuer’s policies.

In connection with the Transaction, the Issuer entered into an Amendment and Exchange Agreement dated December 2, 2009 with the holders of the Series B Preferred Stock of the Issuer (the “Exchange Agreement”) pursuant to which, among other things, such holders agreed, for the benefit of the Reporting Person, to take all action within their power (including, but not limited to, (i) attending all stockholder meetings of the Issuer for the purposes of ensuring that a quorum is obtained and (ii) voting all shares of Common Stock and Series B Preferred Stock owned or held by such holders at any stockholder meeting of the Issuer or, if under applicable law stockholders of the Issuer are permitted to take action by written resolution or consent in lieu of a meeting, executing any written resolution or consent with respect to all voting shares of the Issuer owned by such holders) to cause the PGS Director Nominees to be elected or appointed as a member of the board of directors of the Issuer at each of the annual meetings of stockholders of the Issuer to be held in 2010 and 2011 following the Closing Date. In addition, each such holder agreed to vote all shares of Common Stock and Series B Preferred Stock owned or held by such holder and that such holder is entitled to vote against any resolution that may be proposed at such meetings to remove any PGS Director Nominee that is serving as a member of the board of directors of the Issuer, unless the Reporting Person otherwise requests in writing.
Agreement Relating to Limited Preemptive Rights
Pursuant to the Purchase Agreement, unless waived by the Reporting Person and certain of its subsidiaries, if at any time the Issuer authorizes the issuance and sale of any shares of Common Stock or shares that are convertible into or exercisable for Common Stock or that will vote as a single class as Common Stock in a transaction exempt from registration under Section 4(2) of the Securities Act or Regulation D thereunder, or in a “registered direct offering” pursuant to a registration statement filed with the Securities and Exchange Commission directly to a limited number of investors (and not through a placement agent or underwriter), then the Issuer will offer to the Reporting Person the right to purchase a “Pro Rata Number of Shares” on the same terms as other purchasers in the offering. For this purpose, a “Pro Rata Number of Shares” means an amount of securities so that the percentage of shares of Common Stock (on a fully diluted basis) owned or deemed to be beneficially owned by the Reporting Person after the offering is equal to the percentage of shares of Common Stock (on a fully diluted basis) owned or deemed to be beneficially owned by the Reporting Person before such offering. The Issuer has agreed to provide the Reporting Person such notice of the applicable offering and related closing date as the Issuer’s board of directors determines is reasonable to facilitate the offering of securities, and the Reporting Person will have such time period as specified in such notice to agree to purchase all or any portion of its Pro Rata Number of Shares in the offering on the same terms as the other purchasers in the offering.
The limited preemptive rights described above will terminate on the date that the Reporting Person and its wholly owned subsidiaries own less than 10% of the outstanding shares of Common Stock.

Registration Rights Agreement
On the Closing Date, the Issuer, the Reporting Person and certain other stockholders of the Issuer entered into that certain Second Amended and Restated Registration Rights Agreement dated the Closing Date (the “Registration Rights Agreement”). Subject to the terms and conditions of the Registration Rights Agreement, the Issuer granted to the Reporting Person certain demand and piggyback registration rights with respect to the Shares. The Issuer is obligated to pay certain expenses incidental to the registration, excluding underwriting discounts and commissions.
The original Purchase Agreement is hereby incorporated in its entirety in this Item 6 and incorporated by reference in this Schedule 13D as Exhibit 1. The Exchange Agreement is hereby incorporated in its entirety in this Item 6 and incorporated by reference in this Schedule 13D as Exhibit 3. The Registration Rights Agreement is hereby incorporated in its entirety in this Item 6 and incorporated by reference in this Schedule 13D as Exhibit 4.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Purchase Agreement dated December 3, 2009 by and among Geokinetics Inc. and certain of its direct and indirect subsidiaries, and Petroleum Geo-Services ASA and certain of its direct and indirect subsidiaries (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 4, 2009).

Exhibit 2	Supplemental Closing Agreement dated February 12, 2010 by and among Geokinetics Inc. and certain of its direct and indirect subsidiaries, and Petroleum Geo-Services ASA and certain of its direct and indirect subsidiaries.

Exhibit 3	Amendment and Exchange Agreement dated December 2, 2009 by and among Geokinetics Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P., and Levant America S.A. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 4, 2009).

Exhibit 4	Second Amended and Restated Registration Rights Agreement dated February 12, 2010 by and among Geokinetics Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P., Levant America S.A., and Petroleum Geo-Services ASA (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 16, 2010).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 22, 2010

PETROLEUM GEO-SERVICES ASA

By:	/s/ James E. Brasher

	Name:	James E. Brasher
	Title:	Authorized Person

Schedule 1
Listed Persons
(As of February 19, 2010)
Executive Officers of Petroleum Geo-Services ASA
Name: Jon Erik Reinhardsen
Principal Occupation: President and Chief Executive Officer
Citizenship: Norway
Name: Gottfred Langseth
Principal Occupation: Executive Vice President and Chief Financial Officer
Citizenship: Norway
Name: Rune Eng
Principal Occupation: Group President — Marine
Citizenship: Norway
Name: Sverre Strandenes
Principal Occupation: Group President — Data Processing and Technology
Citizenship: Norway
Board of Directors of Petroleum Geo-Services ASA
Name: Francis Robert Gugen
Principal Occupation: Chairman of Petroleum Geo-Services ASA
Citizenship: U.K.
Name: Holly Van Deursen
Principal Occupation: Non-Executive Director for The Bemis Company, Actuant Corporation and Capstone Corporation
Citizenship: USA
Name: Daniel J. Piette
Principal Occupation: Chief Executive Officer of Open Spirit Organisation, an independent software company
Citizenship: USA
Name: Wenche Kjølås
Principal Occupation: Chief Financial Officer of Grieg Logistics AS, a logistics provider to oil and gas, shipping, maritime and general industries
Citizenship: Norway

Name: Carol Bell
Principal Occupation: Senior Advisor to Europa Partners, a corporate finance advisory firm
Citizenship: U.K.
Name: Harald Norvik
Principal Occupation: Consultant with Econ Poyry, an international consulting firm
Citizenship: Norway
Name: Ingar Skaug
Principal Occupation: Chief Executive Officer of Wilh. Wilhelmsen ASA, a maritime industry group
Citizenship: Norway
Name: Anette Malm Justad
Principal Occupation: Chief Executive Officer of Eitzen Maritime Services ASA, a ship management and supply services company
Citizenship: Norway

EXHIBIT INDEX

Exhibit 1	Purchase Agreement dated December 3, 2009 by and among Geokinetics Inc. and certain of its direct and indirect subsidiaries, and Petroleum Geo-Services ASA and certain of its direct and indirect subsidiaries (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 4, 2009).

Exhibit 2	Supplemental Closing Agreement dated February 12, 2010 by and among Geokinetics Inc. and certain of its direct and indirect subsidiaries, and Petroleum Geo-Services ASA and certain of its direct and indirect subsidiaries.

Exhibit 3	Amendment and Exchange Agreement dated December 2, 2009 by and among Geokinetics Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P., and Levant America S.A. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 4, 2009).

Exhibit 4	Second Amended and Restated Registration Rights Agreement dated February 12, 2010 by and among Geokinetics Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P., Levant America S.A., and Petroleum Geo-Services ASA (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 16, 2010).